P.O. Box 537012 Sacramento, CA 95853-7012
Phone: 916/355-4000
Fax:916/351-8668
February 22, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington. D.C. 20549
Attn: Jeffrey Gordon, Staff Accountant

Re:	GenCorp Inc. Form 8-K Item 4.01 filed February 13, 2006 File # 1-01520
Ladies and Gentlemen:
We received your letter dated February 14, 2006 including comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) relating to the above-referenced Exchange Act Report of GenCorp Inc. (the Company). For your convenience, we have included the Staff comments in the body of this letter and have provided responses thereto immediately following each comment.
1.	Please provide us with a schedule of your fiscal year-end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.
As discussed in footnote 17 of the Company’s 2005 Annual Report on Form 10-K, a determination was made to restate the financial data for the first and second quarters of fiscal 2005 as a result of the identification of errors in connection with the fiscal 2005 audit. The errors identified related to (i) the application of consistent revenue recognition policies and procedures for an acquired operation; and (ii) the application of SFAS 52, Foreign Currency Translation, subsequent to the divestiture of the GDX Automotive business. The errors
▪	impacted pre-tax net loss from continuing operations and discontinued operations;

▪	did not mask a change in earnings or other trends;

▪	did not change a loss into income or vice versa;

▪	had no effect on the Company’s compliance with loan covenants or other contractual requirements;

▪	did not involve an unlawful concealment; and

▪	did not affect management’s compensation.

The table below shows the impact of all the errors identified and the impact on continuing and discontinued operations pre-tax net income (loss):
In millions

	Pre-Tax	Aggregate	Pre-Tax
	Net Income (Loss)	Identified	Net Income (Loss)
Period Ended	As Reported	Errors	Adjusted
Q1 2005
Continuing operations	$(27.7)	$(2.3)	$(30.0	)*
Discontinued operations	(1.4)	0.1	(1.3)
Q2 2005
Continuing operations	(9.4)	0.4	(9.0)
Discontinued operations	0.4	1.2	1.6	*
Q3 2005
Continuing operations	(5.2)	0.1	(5.1)
Discontinued operations	(24.4)	0.3	(24.1)
Q4 2005
Continuing operations	(174.0)	1.0	(175.0	)**
Discontinued operations	$(0.2)	$0.6	$0.4	**

*	These adjusted pre-tax income (loss) amounts were restated in the Company’s Annual Report on Form 10-K

**	These amounts reflect the amounts reported for the Company’s fourth quarter 2005 results
The following lists each of the Company’s fourth quarter adjustments recorded in connection with the audit of the Company’s financial statements for fiscal year 2005 as well as additional information requested.
Identified errors that resulted in restatement of prior interim periods
a.	Improper application of consistent revenue recognition policies and procedures for an acquired operation
The business of Aerojet-General Corporation (Aerojet) is derived from contracts that are accounted for in conformity with AICPA’s Statement of Position No. 81-1 (SOP 81-1), Accounting for Performance of Construction-Type and Certain Production Type Contracts. These contracts are typically accounted for using the percentage-of-completion method, as progress is measured on a cost-to-cost or units-of-delivery basis. Sales are recognized using various measures of progress, as allowed by SOP 81-1, depending on the contractual terms and scope of work of the contract. Revenue is recognized on a units-of-delivery basis when contracts require unit deliveries on a frequent and routine basis.

The Company completed two acquisitions since 2002, the acquisition of Atlantic Research Corporation (Aerojet East) in October 2003, and in October 2002, acquisition of the assets of the General Dynamics Ordnance and Tactical Systems Space Propulsion and Fire Suppression business (Redmond Washington operations). As management moved the acquired businesses to consistent accounting practices, in the fourth quarter of fiscal 2005, a deviation from U.S. generally accepted accounting principles with respect to revenue recognition accounting methodology on certain fixed-price contracts was identified at the most recently acquired business. Aerojet East implemented a change in accounting practice for pre-acquisition/legacy fixed-price contracts in the first quarter of fiscal 2005 on all active contracts as of November 30, 2004 which affected revenue recognition and profitability. The calculation of percent complete for these contracts was now based on total cost incurred as compared to direct labor dollars incurred. The change in accounting practice for legacy contracts affected only the timing of recognition, not the total amount of revenue or profitability to be reported over the total contract period.
By means of the Company’s fiscal year 2005 filing of its Annual Report on Form 10-K in Note 17 to the Consolidated Financial Statements, the Company restated the first quarter of fiscal 2005 financial data as a result of the inconsistent application of revenue recognition policies and procedures for this acquired operation. Due to the immaterial amount for the second and third quarters of fiscal 2005, the Company did not restate these quarters.
b.	Improper application of Financial Accounting Standards Board Statement of Financial Accounting Standard No. 52 (SFAS 52), Foreign Currency Translation in conjunction with the sale of the Company’s GDX Automotive Segment
In July 2004, the Company signed a definitive agreement to sell GDX Automotive (GDX), including substantially all of the Company’s assets that were used in the GDX business and substantially all of the Company’s worldwide subsidiaries that were engaged in the GDX business, to Cerberus Capital Management, L.P. The Company closed the transaction on August 31, 2004.
The Company retained certain of the GDX assets and liabilities as well as certain entities. The Company translated these foreign legacy liabilities and entities utilizing the local currency as the functional currency (Euro) pursuant to SFAS 52. Upon the divestiture of GDX on August 31, 2004, management continued to value the unsold non-U.S. GDX legacy assets and liabilities using the Euro as the functional currency versus the parent company currency, the U.S. dollar, and recorded the effect of changes in foreign currency exchange rates as other comprehensive income.
During the fourth quarter of fiscal 2005, management concluded that the functional currency should have been changed to the U.S. dollar upon sale of GDX, and changes in foreign currency exchange rates should have been recorded as a component of the loss from discontinued operations.

Due to the immaterial amount of the misstatement to the fourth quarter of fiscal 2004 and to the first and third quarters of fiscal 2005 amounts, the Company did not restate these quarters. By means of the Company’s fiscal year 2005 filing of the Annual Report on Form 10-K in Note 17 to the Consolidated Financial Statements, the Company restated the second quarter of fiscal 2005 financial data as a result of the improper application of SFAS 52.
Other Adjustments
c.	Improper revenue recognition accounting for a standard manufacturing contract with Ford Motor Company
In the third quarter of fiscal 2005, the Company entered into a commercial contract with Ford Motor Company for the production of fire suppression systems which was initially viewed as a long-term contract agreement. As a result, the initial financial results for the third quarter of fiscal 2005 that were provided to the Company’s registered independent public accounting firm for review reflected improper accounting for the production phase of the contract using guidance set forth by Statement of Position No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). SOP 81-1 specifically excludes from its scope the production of goods in a standard manufacturing operation, even if produced to a buyer’s specifications. This production contract should have been accounted for utilizing the guidance as set for by Staff Accounting Bulletin No. 104, Revenue Recognition.
Prior to filing of the Company’s Quarterly Report on Form 10-Q for the third quarter of fiscal 2005, management concluded the program was being incorrectly accounted for using long-term contract accounting as defined under SOP 81-1 and recorded a correcting entry to write off $0.8 million of costs that had been inappropriately capitalized in inventory.
d.	Absence of accounting for royalty obligations owed on licensed technologies in connection with contracts acquired by Pratt & Whitney
The Company acquired certain assets, programs, and business of the Pratt & Whitney Chemical Systems Division in fiscal 2004. The acquisition involved products and assets that were in part transferred to the Aerojet East and parts which remained with Aerojet West. One aspect of the acquisition agreement provided that the Company would pay a 3% royalty on the sales of licensed products, as defined.
The acquisition agreement provides that the royalty is payable 30 days after the close of each calendar quarter based on sales amounts as actually invoiced. The acquired contracts are accounted for utilizing AICPA’s Statement of Position No. 81-1 (SOP 81-1), Accounting for Performance of Construction-Type and Certain Production Type Contracts. The Company should have recognized the total royalty expense as an element of the contract estimate at completion cost. Two of the acquired contracts are anticipated to be loss contracts, and therefore, the associated royalty obligation should have been recognized at the date the Company determined that such losses were probable.

The effect of this error was to understate reported pre-tax net loss by $0.1 million, or 0.006%, in the fourth quarter of fiscal 2004, and overstate reported pre-tax net income by $0.4 million, or 4.3% in the second quarter of fiscal 2005.
In accordance with SAB 99, Materiality, the Company evaluated whether or not the financial statements should be restated. Management’s evaluation included the following:
▪	The amounts did not mask a change in earnings or other trends;

▪	The amounts did not change a loss into income or vice versa;

▪	The misstatement had no effect on the Company’s compliance with loan covenants or other contractual requirements;

▪	The amount did not involve an unlawful concealment; and

▪	The misstatement did not affect management’s compensation.
Due to the immaterial amount of this item to the fourth quarter of fiscal 2004 and the second quarter of fiscal 2005, the Company did not restate these quarters for this item.
e.	Improper classification of outstanding checks
As allowed under GAAP, the Company has a practice of classifying negative cash balances to accounts payable. During the preparation of the consolidated fiscal 2005 financial statements, management identified that the negative cash balance (reflecting outstanding checks) reclassification to accounts payable was being done at a subsidiary level without consideration of the aggregate cash balances for each financial institution where the right of offset exists. The appropriate entry would be to reclassify aggregate negative cash balances by financial institution on a consolidated basis.
The effect of this error was to overstate the reported cash balance by $8 million at November 2003 (13%) and $4 million at November 2004 (6%).
In accordance with SAB 99, Materiality, the Company evaluated whether or not the financial statements should be restated. Management’s evaluation included the following:
▪	The amounts did not mask a change in earnings or cash flow trends;

▪	The amounts did not change positive cash flow into negative cash flow or vice versa;

▪	The misstatement had no effect on our compliance with loan covenants or other contractual requirements;

▪	The amount did not involve an unlawful concealment; and

▪	The misstatement did not affect management’s compensation.
Due to the immaterial amount of the error, the Company did not restate the financial statements.

Impact of Errors to Financial Statements
The following tables summarize all of the errors identified as part of the fiscal 2005 audit of the Company’s Statement of Operations.
In millions

		Audit Differences
	Increase (Decrease) to Income
	Q1’05	Q2’05	Q3’05	Q4’05
Continuing Operations
Consistent revenue recognition policies (1)	$(2.3)	$0.4	$0.9	$1.0
Capitalization of production inefficiencies (2)	—	—	(0.8)	—

Discontinued Operations
SFAS 52 (3)	0.1	1.2	0.3	0.6

Total	$(2.2)	$1.6	$0.4	$1.6

		Audit Adjustments Recorded
	Q1’05	Q2’05	Q3’05	Q4’05
Continuing Operations
Consistent revenue recognition policies (1)	$(2.3)	$—	$—	$2.3

Discontinued Operations
SFAS 52 (3)	—	1.2	—	(1.0)

Total	$(2.3)	$1.2	$—	$1.3

(1)	See item a. discussed above

(2)	See item c. discussed above

(3)	See item b. discussed above
See attached Summary of Audit Differences by Quarter at Exhibit A.
2.	Provide us with any letter or written communication to and from the former accountants regarding any reportable events to management or the Audit Committee.
See attached Management Recommendation Letter from the Company’s Independent Auditors at Exhibit B.

As requested by the Staff, we are providing the following acknowledgements:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

▪	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or require additional information, please do not hesitate to contact me at 916-351-8585 or Mark Whitney at 916-351-8652.
Sincerely,

/s/ Yasmin R. Seyal	/s/ Mark A. Whitney

Yasmin R. Seyal	Mark A. Whitney
Sr. Vice President & CFO	Vice President, Law
Deputy General Counsel and Assistant Secretary

Exhibit A

GenCorp Inc.
Year Ended November 30, 2005
Summary of Audit Differences by Quarter (Revised)

	Increase (Decrease) to Income
(in thousand)	Q1’05	Q2’05	Q3’05	Q4’05
All Audit Differences [1]
Change in revenue recognition driver	$(2,300)	$400	$900	$1,000
Foreign currency gain(loss)	100	1,200	300	600
Capitalization of production inefficiencies	—	—	(800)	—

	$(2,200)	$1,600	$400	$1,600

[1]	These adjustments affected several accounts, including net sales, cost of products sold and loss from discontinued operations.

	Q1’05	Q2’05	Q3’05	Q4’05
Adjustments to Restate Quarters
Change in revenue recognition driver	$2,300	$—	$—	$—
Foreign currency gain(loss)	—	(1,200)	—	—
Capitalization of production inefficiencies [2]	—	—	—	—

	$2,300	$(1,200)	$—	$—

[2]	This matter was identified and adjusted within the quarter (i.e, no out-of-period impact).

	Q1’05	Q2’05	Q3’05
Unrecorded Audit Differences, After Restatement
Change in revenue recognition driver	$—	$400	$900
Foreign currency gain(loss)	100	—	300
Capitalization of production inefficiencies	—	—	—

	$100	$400	$1,200

Percentage of net income(loss) — restated	-0.3%	8.0%	-4.1%

Net income(loss) — restated [3]	$(31,000)	$5,000	$(29,000)

[3]	Net income(loss) as restated and disclosed in Note 17 to the Company’s 2005 annual consolidated financial statements.

Q4’5
Out-of-Period Impact of Fourth Quarter Adjustments
Correction of remaining revenue recognition driver error	$1,300
Correction of remaining 2005 foreign currency error	400
Turnaround effect of 2004 foreign currency error	(2,000)

$(300)

Percentage of reported net income(loss)	0.2%

Reported net income(loss)	$(175,000)

Exhibit B

■	Ernst & Young LLP Sacramento Office	■	Phone: (916) 218-1900 Fax: (916) 218-1999
	Suite 300		www.ey.com
2901 Douglas Boulevard
Roseville, California 95661
Audit Committee and Management
GenCorp Inc.
In planning and performing our audit of the consolidated financial statements of GenCorp Inc. for the year ended November 30, 2005 and of internal control over financial reporting as of November 30, 2005, we noted certain matters involving internal control over financial reporting and its operation that we consider to be a material weakness (and significant deficiencies) under standards established by the Public Company Accounting Oversight Board (United States).
A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
Material Weakness
During our audit, we noted the following matter involving internal control over financial reporting and its operation that we consider to be a material weakness as defined above.
▪	A material weakness in the Information and Communication component of internal control exists due to: (i) insufficient processes and controls to identify, capture and accurately communicate information in sufficient detail concerning complex, non-routine transactions in a timely manner to appropriate members of the Company’s finance and accounting organization that possess the necessary skills, knowledge and authority to determine that such transactions are properly accounted for in accordance with U.S. generally accepted accounting principles and (ii) the lack of specificity in the existing processes regarding the degree and extent of the procedures that should be performed by key finance and accounting personnel in their reviews of the accounting for complex, non-routine transactions to determine that the objective of the review has been achieved.

▪	This material weakness resulted in adjustments to the 2005 interim consolidated financial statements. The areas most affected by this deficiency included the following significant accounts: net sales and loss from discontinued operations. This material weakness impacts GenCorp’s ability to properly account for complex, non-routine transactions in its financial statements.
A Member Practice of Ernst & Young Global

■	Ernst & Young LLP
Indicators of this entity-level material weakness are more fully describe at Exhibit A.
Significant Deficiencies
During our audit, we also noted matters, as describe at Exhibit B, involving internal control over financial reporting and its operation that we consider to be significant deficiencies as defined above. None of the significant deficiencies identified is believed to be a material weakness, on an individual or in the aggregate.
In addition to the material weakness and significant deficiencies described above, we have comments, on other matters, as described at Exhibit C.
* * * * * * * * * *
This report is intended solely for the information and use of the audit committee, board of directors, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.
We would be pleased to discuss the above matters or to respond to any questions, at your convenience.

February 7, 2006

EXHIBIT A

■ Ernst & Young LLP
Indicators of Material Weakness as of November 30, 2005

1.	Failed execution of post-acquisition efforts to achieve consistent accounting policies and procedures at the Company’s location in Gainesville, Virginia.	▪	In the first quarter of 2005, for 25 contracts at the Gainesville location, the method of measuring the extent of progress toward completion under the percentage-of-completion method was improperly changed from total labor dollars to total contract costs.

		▪	The effort of this change was to accelerate the recognition of revenue and profit earned on these contracts. Specifically, this change in method resulted in an overstatement of reported revenue and profit of $2.3 million for the three months ended February 28, 2005.

		▪	The incorrect acceleration of revenue and profit in the first quarter resulted in an understatement of reported revenue and profit of $0.4 million for the three months ended May 31, 2005 and an understatement of reported revenue and profit of $0.9 million for the three months ended August 31, 2005.

		▪	Management has indicated that the error occured because of a miscommunication between Gainesville and Aerojet-Corporate that was part of an overall initiative to achieve consistent accounting policies and procedures throughout the Company.

2.	Improper revenue recognition accounting for a standard manufacturing contract with Ford Motor Company.	▪	The production phase of the Fire Suppression contract was improperly accounted for using the guidance set forth by Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (SOP 81-1).

		▪	SOP 81-1 specifically excludes from its scope the production of goods in a standard manufacturing operation, even if produced to a buyer’s specifications. The contract should have been accounted for under SAB 104.

■ Ernst & Young LLP

		▪	The correction to write-off costs that had been inappropriately capitalized in inventory was $0.8 million. This adjustment was recorded in the third quarter of 2005.

3.	Improper “wind-down” accounting in connection with the sale of the GDX Automotive segment.	▪	Prior to the divestiture of the GDX Automotive business, the functional currency of this business was the local currency. In connection with the divestiture at August 31, 2004, a change in the functional currency was required for purposes of accounting for the retained assets and liabilities.

		▪	As reported in the 2004 annual and 2005 interim consolidated financial statements, the effect of changes in foreign currency exchange rates have been recorded as other comprehensive income (a component of shareholders’ equity) instead of as a component of the loss from discontinued operations.

		▪	The unrecorded foreign currency gains and losses were as follows: gain of $0.1 million for the three months ended August 31, 2004, loss of $2.0 million for the three months ended November 30, 2004, gain of $0.1 million for the three months ended February 28 2005, gain of $1.2 million for the three months ended May 31, 2005 and gain of $0.3 million for the three months ended August 31, 2005.

4.	Absence of accounting for royalty obligations owed on licensed technologies in connection with contracts acquired from Pratt & Whitney.	▪	In 2004, the Company acquired certain assets, programs and business of the Pratt & Whitney Chemical services Division. Management has determined that the underlying agreement provides for a 3% royalty payment to Pratt & Whitney based on sales of licensed products, as defined in the agreement.

		▪	As two of these contracts are anticipated to be loss contracts, the associated royalty obligation should have been recognized at the date the Company determined the losses were probable.

■ Ernst & Young LLP
▪	Management has indicated that the error occurred because royalty obligations of this type are not common at the Company, and contracts personnel failed to identify and accurately communicate the existence of the obligation to program and accounting personnel.

▪	The effect of this error was to understate the reported 2004 net loss by $0.1 million and overstate reported net income for the second quarter of 2005 by $0.4 million.

5.	Improper classification of outstanding checks.	▪	With respect to the classification of outstanding checks and preparation of the consolidated financial statements, accounting personnel historically have reclassified negative cash balances (a function of cash disbursements being written on “zero-balance” accounts) to accounts payable as part of the financial statement close process without taking into consideration the aggregate cash balances for each financial institution.
▪	In 2003, the Company began banking with Wells Fargo and established a new Wells Fargo cash concentrator account with separate zero-balance accounts for each subsidiary location. At this time, the accounting for each subsidiary’s cash balances was not clearly communicated throughout the organization, and there was no reconsideration of whether the reclassification of negative cash balances to accounts payable was the proper accounting treatment.

▪	The effect of this error was to overstate the reported cash balance by $8 million at November 2003 (13%) and $4 million at November 2004 (6%).

EXHIBIT B

■ Ernst & Young LLP
Confidential Treatment Requested by
Mark A. Whitney
Vice President, Law;
Deputy General Counsel and Assistant Secretary
GenCorp Inc.
GY 0002

■ Ernst & Young LLP
Confidential Treatment Requested by
Mark A. Whitney
Vice President, Law;
Deputy General Counsel and Assistant Secretary
GenCorp Inc.
GY 0003

EXHIBIT C

■ Ernst & Young LLP
Confidential Treatment Requested by
Mark A. Whitney
Vice President, Law;
Deputy General Counsel and Assistant Secretary
GenCorp Inc.
GY 0004

■ Ernst & Young LLP
Confidential Treatment Requested by
Mark A. Whitney
Vice President, Law;
Deputy General Counsel and Assistant Secretary
GenCorp Inc.
GY 0005